Citigroup Global Markets Holdings Inc.	C

Term Sheet No. 2020–USNCH4656 dated June 30, 2020 relating to Pricing Supplement No. 2020–USNCH4656 dated June 30, 2020

Registration Statement Nos. 333-224495 and 333-224495-03

Filed Pursuant to Rule 433

Market Linked Notes—Upside Participation with Quarterly Averaging and Principal Return at Maturity

Notes Linked to an Equity Index Basket due July 6, 2028

Term Sheet to Pricing Supplement No. 2020—USNCH4656 dated June 30, 2020

Key Terms	Investment Description
Issuer	Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.

•  Linked to an equity index basket (the “basket”) comprised of the Dow Jones Industrial AverageTM (50%) and the EURO STOXX 50® Index (50%) (each, a “basket component”)

•  Unlike ordinary debt securities, the notes do not pay interest. Instead, the notes offer the potential for a positive return at maturity based on the performance of the basket from the initial basket value to the final average basket value. The payment at maturity will reflect the following terms:

o   If the final average basket value is greater than the initial basket value, you will receive the stated principal amount plus a positive return equal to 100% of the percentage increase from the initial basket value to the final average basket value

o   If the final average basket value is less than or equal to the initial basket value, you will be repaid the stated principal amount but will not receive any positive return on your investment

•    The final average basket value is based on the average of closing values of the basket components on specified dates occurring quarterly during the term of the notes

•    The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If we default on our obligations under the notes and Citigroup Inc. defaults on its guarantee obligations under the notes, you may not receive anything owed to you under the notes.

•    No periodic interest payments or dividends

•    The notes will not be listed on any securities exchange and, accordingly, may have limited or no liquidity. You should not invest in the notes unless you are willing to hold them to maturity

Guarantee	All payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc.
Term	Approximately 8 years
Basket	A basket comprised of the following basket components, with the return of each basket component having the weighting noted parenthetically: the Dow Jones Industrial AverageTM (50%) and the EURO STOXX 50® Index (50%)
Stated Principal Amount	$1,000 per note
Pricing Date	June 30, 2020
Issue Date	July 6, 2020
Valuation Dates	The 28th day of each March, June, September and December, beginning in September 2020 and ending on June 28, 2028 (the “final valuation date”)
Maturity Date	July 6, 2028
Payment at Maturity	See “Payment at Maturity” on Page 3
Initial Basket Value	100
Final Average Basket Value	100 × (1 + the sum of the weighted component returns of the basket components)
Average Component Return	For each basket component: (average component value – initial component value) / initial component value
Weighted Component Return	For each basket component, its average component return multiplied by its weighting
Initial Component Value	For each basket component, its closing value on the pricing date
Average Component Value	For each basket component, the arithmetic average of its closing values on the valuation dates
Participation Rate	100%
Calculation Agent	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer
Denominations	$1,000 and any integral multiple of $1,000
Agent Discount and Commission	3.05%, of which dealers, including Wells Fargo Advisors (“WFA”), may receive a selling concession of 2.50% and WFA will receive a distribution expense fee of 0.12%
CUSIP / ISIN	17328VXW5 / US17328VXW52

On the date of the related pricing supplement, the estimated value of the notes is $932.20 per note, which is less than the public offering price. The estimated value of the notes is based on CGMI’s proprietary pricing models and Citigroup Global Markets Holdings Inc.’s internal funding rate. It is not an indication of actual profit to CGMI or other of Citigroup Global Markets Holdings Inc.’s affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in the accompanying pricing supplement.

The notes have complex features and investing in the notes involves risks not associated with an investment in conventional debt securities. See “Risk Factors” beginning on page 3 in this term sheet, “Summary Risk Factors” in the accompanying pricing supplement and “Risk Factors Relating to the Notes” in the accompanying product supplement.

This term sheet should be read in conjunction with the accompanying pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus.

NOT A BANK DEPOSIT AND NOT INSURED OR GUARANTEED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY

Hypothetical Returns

The table below is based on a range of hypothetical percentage changes from the initial basket value to the hypothetical final average basket value and illustrates:

•     the hypothetical percentage change from the initial basket value to the hypothetical final average basket value;

•     the hypothetical payment at maturity per note; and

•     the hypothetical total pre-tax rate of return.

Hypothetical final average basket value	Hypothetical percentage change from the hypothetical initial basket value to the hypothetical final average basket value	Hypothetical payment at maturity per note	Hypothetical total pre-tax rate of return
200.00	100.00%	$2,000.00	100.00%
175.00	75.00%	$1,750.00	75.00%
150.00	50.00%	$1,500.00	50.00%
140.00	40.00%	$1,400.00	40.00%
130.00	30.00%	$1,300.00	30.00%
120.00	20.00%	$1,200.00	20.00%
110.00	10.00%	$1,100.00	10.00%
100.00	0.00%	$1,000.00	0.00%
90.00	-10.00%	$1,000.00	0.00%
80.00	-20.00%	$1,000.00	0.00%
70.00	-30.00%	$1,000.00	0.00%
60.00	-40.00%	$1,000.00	0.00%
50.00	-50.00%	$1,000.00	0.00%
25.00	-75.00%	$1,000.00	0.00%
0.00	-100.00%	$1,000.00	0.00%
The above figures are for purposes of illustration only and may have been rounded for ease of analysis.

Payment at Maturity

For each $1,000 stated principal amount you hold at maturity:

•     If the final average basket value is greater than the initial basket value:

•     If the final average basket value is less than or equal to the initial basket value, $1,000

If the final average basket value is less than or equal to the initial basket value, you will be repaid the stated principal amount of the notes at maturity but will not receive any return on your investment.

Risk Factors

An investment in the notes is significantly riskier than an investment in conventional debt securities. The notes are subject to all of the risks associated with an investment in our conventional debt securities (guaranteed by Citigroup Inc.), including the risk that we and Citigroup Inc. may default on our obligations under the notes, and are also subject to risks associated with the basket. Accordingly, the notes are suitable only for investors who are capable of understanding the complexities and risks of the notes. You should consult your own financial, tax and legal advisors as to the risks of an investment in the notes and the suitability of the notes in light of your particular circumstances.

The following is a summary of certain key risk factors for investors in the notes. You should read this summary together with the full description of the risk considerations provided for in the Pricing Supplement and the more detailed description of risks relating to an investment in the notes contained in the section “Risk Factors Relating to the Notes” beginning on page EA-6 in the accompanying product supplement. You should also carefully read the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally.

•	You May Not Receive Any Positive Return On Your Investment In The Notes.

•	The Notes Do Not Pay Interest.

•	The Potential For A Positive Return On The Notes At Stated Maturity Is Based On The Average Performance Of The Basket Components During The Term Of The Notes, Which May Be Less Favorable Than The Performance Of The Basket As Measured From Its Initial Basket Value To Its Value At Or Near Stated Maturity.

•	Changes In The Value Of The Basket Components May Offset Each Other.

•	The Basket Components May Be Highly Correlated In Decline.

•	You Will Not Receive Dividends Or Have Any Other Rights With Respect To The Basket Components.

•	Although The Notes Provide For The Repayment Of The Stated Principal Amount At Maturity, You May Nevertheless Suffer A Loss On Your Investment In Real Value Terms If The Percentage Change From The Initial Basket Value To The Final Average Basket Value Is Less Than Or Not Sufficiently Greater Than Zero.

•	The Notes Are Subject To The Credit Risk Of Citigroup Global Markets Holdings Inc. And Citigroup Inc.

•	The Notes Are Riskier Than Securities With A Shorter Term.

•	The Notes Will Not Be Listed On Any Securities Exchange And You May Not Be Able To Sell Them Prior To Maturity.

•	Sale Of The Notes Prior To Maturity May Result In A Loss Of Principal.

•	The Estimated Value Of The Notes On The Pricing Date, Based On CGMI’s Proprietary Pricing Models And Our Internal Funding Rate, Is Less Than The Public Offering Price.

•	The Estimated Value Of The Notes Was Determined For Us By Our Affiliate Using Proprietary Pricing Models.

•	The Estimated Value Of The Notes Would Be Lower If It Were Calculated Based On Wells Fargo’s Determination Of The Secondary Market Rate With Respect To Us.

•	The Estimated Value Of The Notes Is Not An Indication Of The Price, If Any, At Which Any Person May Be Willing To Buy The Notes From You In The Secondary Market.

•	The Value Of The Notes Prior To Maturity Will Fluctuate Based On Many Unpredictable Factors.

•	We Have Been Advised That, Immediately Following Issuance, Any Secondary Market Bid Price Provided By Wells Fargo, And The Value That Will Be Indicated On Any Brokerage Account Statements Prepared By Wells Fargo Or Its Affiliates, Will Reflect A Temporary Upward Adjustment.

•	An Investment In The Notes Is Not A Diversified Investment.

•	The EURO STOXX 50® Index Is Subject To Risks Associated With Non-U.S. Markets.

•	The Performance Of The EURO STOXX 50® Index Will Not Be Adjusted For Changes In The Exchange Rate Between The Euro And The U.S. Dollar.

•	Our Offering Of The Notes Is Not A Recommendation Of The Basket Or The Basket Components.

•	The Closing Values Of The Basket Components May Be Adversely Affected By Our Or Our Affiliates’, Or By Wells Fargo And Its Affiliates’, Hedging And Other Trading Activities.

•	We And Our Affiliates, Or Wells Fargo Or Its Affiliates, May Have Economic Interests That Are Adverse To Yours As A Result Of Our And Their Respective Business Activities.

•	The Calculation Agent, Which Is An Affiliate Of Ours, Will Make Important Determinations With Respect To The Notes.

•	Changes That Affect The Basket Components May Affect The Value Of Your Notes.

•	The Stated Maturity Date May Be Postponed If The Final Valuation Date Is Postponed.

•	You Will Be Required To Recognize Taxable Income On The Notes Prior To Maturity.

Not suitable for all investors

Investment suitability must be determined individually for each investor. The notes described herein are not a suitable investment for all investors. In particular, no investor should purchase the notes unless they understand and are able to bear the associated market, liquidity and yield risks. Unless market conditions and other relevant factors change significantly in your favor, a sale of the notes prior to maturity is likely to result in sale proceeds that are substantially less than the stated principal amount per note. Citigroup Global Markets Holdings Inc. and its affiliates are not obligated to purchase the notes from you at any time prior to maturity.

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed a registration statement (including a related pricing supplement, an accompanying product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. You should read the related pricing supplement and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus in that registration statement (File Nos. 333-224495 and 333-224495-03) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, you can request the related pricing supplement, accompanying product supplement, underlying supplement, prospectus supplement and prospectus by calling toll-free 1-800-831-9146.

Consult your tax adviser

Investors should review carefully the accompanying pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus and consult their tax advisors regarding the application of the U.S. federal income tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.

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